Exhibit 2.1
Asset Purchase Agreement
     THIS ASSET PURCHASE AGREEMENT (the “Agreement”) is entered into as of December 1, 2006 (the “Signing Date”) by and between Sangamo BioSciences, Inc., a Delaware corporation (“Sangamo”) and Edwards Lifesciences LLC, a Delaware limited liability company (“Edwards”). Sangamo and Edwards are referred to individually as a “Party” and collectively as the “Parties.”
RECITALS
     WHEREAS, Sangamo and Edwards are parties to the License Agreement (defined below) and the Research Funding Agreement (defined below);
     WHEREAS, the Parties now desire to terminate the License Agreement and their respective obligations under the Research Funding Agreement; and
     WHEREAS, Edwards desires to transfer to Sangamo, in some cases, and revert back to Sangamo, in other cases, and Sangamo desires to acquire from Edwards, Edwards’ right, title and interest in and to Edwards’ assets relating to the Products (defined below), as more specifically set forth below.
AGREEMENT
     NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants and agreements contained in this Agreement, the Parties hereby agree as follows:
ARTICLE 1
DEFINITIONS
     The following terms, when capitalized, shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined) as used in this Agreement:
     1.1     “Assets” has the meaning set forth in Section 3.1.
     1.2     “Affiliate(s)” means, with respect to any person, any person which, directly or indirectly through the ownership of equity securities or through other arrangements, either controls, is controlled by or is under common control with, such person. A person shall be deemed to be in control of another entity if it owns or controls at least fifty percent (50%) of the equity securities of the subject entity entitled to vote in the election of directors (or, in the case of an entity that is not a corporation, for the election of the corresponding managing authority); provided, however, that a person shall not be deemed to be in control of an entity in which a person owns a majority of the ordinary voting power to elect a majority of the board of directors or other governing board but is restricted from electing such majority by contract or otherwise, until such time as such restrictions are no longer in effect.
     1.3     “Assigned Copyrights” has the meaning set forth in Section 3.1(a)(iii).

     1.4     “Assigned Data” has the meaning set forth in Section 3.1(b).
     1.5     “Assigned Equipment” has the meaning set forth in Section 3.1(j).
     1.6     “Assigned Government Licenses” has the meaning set forth in Section 3.1(f).
     1.7     “Assigned Intellectual Property” has the meaning set forth in Section 3.1(a).
     1.8     “Assigned Know-How” has the meaning set forth in Section 3.1(a)(ii).
     1.9     “Assigned Materials” has the meaning set forth in Section 3.1(c).
     1.10   “Assigned Patent Rights” has the meaning set forth in Section 3.1(a)(i).
     1.11   “Assigned Trademarks” has the meaning set forth in Section 3.1(a)(iv).
     1.12   “Assumed Contracts” has the meaning set forth in Section 3.1(h).
     1.13   “Assumed Liabilities” has the meaning set forth in Section 3.3(b).
     1.14   “Assumption Agreement” has the meaning set forth in Section 6.6(c).
     1.15   “Breach” means, with respect to a representation, warranty, covenant, obligation or other provision, an inaccuracy in or breach (including any inadvertent or innocent breach) of, or any failure (including any inadvertent failure) to comply with or perform, such representation, warranty, covenant, obligation or other provision.
     1.16   “Claim Notice” has the meaning set forth in Section 11.1(c).
     1.17   “Clinical Trial” means a clinical trial conducted by or on behalf of Edwards or its Affiliates or pursuant to an Edwards Contract, in each case in which a Product is administered to a human.
     1.18   “Clinical Trial Materials” means all Products and placebo for the Products manufactured by or on behalf of Edwards or its Affiliates that are for use in preclinical studies or Clinical Trials primarily relating to the Products, whether in bulk, formulated or finished form and whether in existence on the Signing Date or manufactured between the Signing Date and Closing Date.
     1.19   “Clinical Trial Study Reports” means all reports or summaries of all data, records and documents resulting from the Clinical Trials.
     1.20   “Closing” means the closing of the transactions contemplated by this Agreement.
     1.21   “Closing Date” means the date on which the Closing shall take place at the Palo Alto office of Cooley Godward Kronish LLP, commencing at 10:00 a.m. local time, which date shall be the earliest of: (a) one (1) business day after the date on which the last of the conditions specified in Article 10 to be satisfied or waived has been satisfied or waived, (b) the date specified in Sangamo’s written notice to the Escrow Agent pursuant to Section 10.3, or (c) such other date as the Parties may agree upon in writing.

     1.22   “Common Stock” means the common stock, par value $0.01 per share, of Sangamo.
     1.23   “Company” means Sangamo for the purposes of Section 5.2.
     1.24   “Confidential Information” means all proprietary and confidential information, including Know-How, disclosed by one Party to the other Party pursuant to, or in connection with this Agreement, the License Agreement or the Research Funding Agreement, including any information disclosed in contemplation of this Agreement prior to the Closing Date, regardless of the form or manner of disclosure. “Confidential Information” shall not include information: (a) of which the Party receiving such information was rightfully in possession prior to disclosure, as evidenced by appropriate contemporaneous documentation; (b) that was independently developed by employees or agents of the Party receiving the information without the benefit of Confidential Information provided by the Party disclosing the information, as evidenced by appropriate contemporaneous documentation; (c) that the Party receiving the information rightfully receives from a Third Party not owing a duty of confidentiality to the Party disclosing the information; (d) that is or becomes publicly available without fault of the Party receiving the information; (e) that is published incident to patent application prosecution; or (f) that the Parties agree in writing will not be treated as Confidential Information.
     1.25   “Contract” means any written, oral, implied or other agreement, contract, understanding, arrangement, instrument, note, guaranty, indemnity, representation, warranty, deed, assignment, power of attorney, certificate, purchase order, work order, insurance policy, benefit plan, commitment, covenant, assurance or undertaking of any nature.
     1.26   “Damages” means any loss, damage, injury, decline in value, Liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including any reasonable legal fee, expert fee, accounting fee or advisory fee), charge, cost (including any reasonable cost of investigation) or expense of any nature.
     1.27   “Dispute” means any claim, dispute or controversy of whatever nature arising out of or relating to this Agreement, including the performance or alleged non-performance of a Party of its obligations under this Agreement.
     1.28   “Edwards Confidential Information” means (a) all Confidential Information disclosed by Edwards to Sangamo, except for the Assigned Patent Rights, Assigned Know-How, Assigned Data, Assigned Materials, Clinical Trial Materials, Technical Documents, Government Files and Financial Materials, and (b) the terms of this Agreement, the License Agreement and the Research Funding Agreement.
     1.29   “Edwards Contracts” means the Contracts listed on Schedule [1.29].
     1.30   “Edwards Indemnitees” means the following Persons: (a) Edwards; (b) Edwards’ current and future Affiliates; (c) the respective Representatives of the Persons referred to in clauses “(a)” and “(b)” above; and (d) the respective successors and assigns of the Persons referred to in clauses “(a)”, “(b)” and “(c)” above.

     1.31   “Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, equitable interest, claim, lease, license, covenant, infringement, interference, order, right of first refusal, reservation, limitation, impairment, imperfection of title, and condition or restriction of any nature that has an adverse effect on the title, ownership, possession, use, exercise or transfer of any asset, including any restriction on the receipt of any income derived from any asset; except Permitted Encumbrances and any of the foregoing or other matters, individually or in the aggregate, that are not materially adverse to, or materially interfere with, the use of the asset as they are currently or contemplated to be used or their adequacy for such use.
     1.32   “Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, cooperative, foundation, society, political party, union, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.
     1.33   “Escrow Account” has the meaning set forth in Section 2.1.
     1.34   “Escrow Agent” has the meaning set forth in Section 2.1.
     1.35   “Escrow Agreement” has the meaning set forth in Section 2.1.
     1.36   “Escrowed Agreements” has the meaning set forth in Section 2.1.
     1.37   “Excluded Assets” has the meaning set forth in Section 3.2.
     1.38   “Exchange Act” means the Securities Exchange Act of 1934, as amended.
     1.39   “FDA” means the United States Food and Drug Administration, or any successor agency thereto.
     1.40   “FDA Transfer Letter” has the meaning set forth in Section 6.8(b).
     1.41   “Financial Materials” has the meaning set forth in Section 3.1(i).
     1.42   “GAAP” means United States generally accepted accounting principles.
     1.43   “Government Files” means any filings made by or on behalf of Edwards or its Affiliates with any Governmental Authority with respect to the IND or primarily related to any Product.
     1.44   “Government License” means a regulatory approval or license, or investigational applications, issued, granted, allowed or given by or under the authority of any Governmental Authority or pursuant to any law, rule or regulation throughout the Territory and required for, and used primarily in connection with, the clinical testing in humans of the Product anywhere in the Territory. For clarity, the IND shall constitute a Government License.

     1.45   “Governmental Authority” means any United States, state, local or foreign governmental entity or municipality or subdivision thereof or any authority, department, commission, board, bureau, agency, court or instrumentality.
     1.46   “IND” has the meaning set forth in Section 6.8(b).
     1.47   “Indemnitee” means either Sangamo Indemnitee or Edwards Indemnitee, as applicable.
     1.48   “IRB” means an institutional review board.
     1.49   “Key Employees” has the meaning set forth in Section 6.5.
     1.50   “Know-How” means all non-publicly available knowledge, data (including pharmacological, toxicological, preclinical and clinical test data, and analytical and quality control data), information, assay protocols, methods, results or ideas that (a) is necessary to research, develop or manufacture a Product, (b) was made, conceived or reduced to practice pursuant to the License Agreement, in the course of manufacturing a Product or pursuant to a Clinical Trial, or (c) was used by or on behalf of Edwards or its Affiliates prior to the Closing Date in the course of researching, developing, or manufacturing a Product.
     1.51   “Know-How Transfer” has the meaning set forth in Section 6.4.
     1.52   “Knowledge of Edwards” means the actual knowledge of the individuals listed on Schedule [1.52].
     1.53   “Knowledge of Sangamo” means the actual knowledge of the individuals listed on Schedule [1.53].
     1.54   “Legal Requirement” means any federal, state, local, municipal, foreign or other law, statute, legislation, constitution, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, ruling, directive, pronouncement, determination, decision, opinion or interpretation issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.
     1.55   “Liability” means any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation, duty or liability is immediately due and payable.
     1.56   “License Agreement” means that certain License Agreement by and between Sangamo and Baxter Healthcare Corporation (Edwards’ predecessor in interest), dated as of January 11, 2000, including all amendments thereto.
     1.57   “Mutual Release Agreement” has the meaning set forth in Section 2.1.

     1.58   “Net Sales” means the gross sales price of a Royalty Product sold by Sangamo, its Affiliates, sublicensees or assignees of the Sangamo IP (or Affiliates of such sublicensees or assignees) to a Third Party, less the following to the extent borne by the seller and not taken into account in determining gross sales price: (a) deduction of cash, trade and quantity discounts actually given; (b) discounts, refunds, rebates, chargebacks, retroactive price adjustments, and any other allowances actually given which effectively reduce the net selling price, including institutional rebates or discounts such as those actually provided to Medicare, Medicaid, the Department of Defense or any similar organization in the United States or otherwise; and (c) credits and allowances for product returns actually made; (d) any other adjustments required by generally accepted accounting principles in the United States. Net Sales shall exclude samples distributed in the usual course of business. In the event a Royalty Product is sold as a part of a combined product that contains other active ingredient(s), Net Sales shall be calculated by multiplying the Net Sales of the combined product by the fraction A over B, in which A is the sales price of the Royalty Product portion of the combined product when such Royalty Product is sold separately, and B is the sales price of the combined product. In the event that there is no separate sales price of the Royalty Product, Net Sales allocable to the Royalty Product shall be reasonably and mutually determined by Sangamo and Edwards.
     1.59   “Patent” means all United States patents, applications for patents, including any divisionals, continuations, continuations-in-part (to the extent claiming subject matter disclosed in the parent application), continued prosecution applications, provisional applications for patent, and any patents issuing therefrom, and any reexaminations, reissues, extensions, and patent term restorations and any foreign equivalents thereof filed anywhere in the Territory.
     1.60   “Permitted Encumbrances” means (a) Encumbrances for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings, (b) any mechanics’, carriers’, workmen’s, repairmen’s or other similar liens arising or incurred in the ordinary course of business, and (c) any liens arising under original purchase price, conditional sales contracts and equipment leases with Third Parties entered into in the ordinary course of business.
     1.61   “Person” means any individual, Entity or Governmental Authority.
     1.62 “Product” means a pharmaceutical product that comprises zinc finger DNA binding proteins or nucleic acids that encode zinc finger DNA binding proteins for the activation of VEGF genes or VEGF receptors. For the avoidance of doubt, a pharmaceutical product shall not be Product if the zinc finger DNA binding protein contained in or encoded by such product primarily targets and activates a gene other than VEGF or a VEGF receptor.
     1.63   “RAC” means the Recombinant DNA Advisory Committee of the National Institutes of Health, or any successor thereto.
     1.64   “Register”, “registration”, and “registered” refers to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement.
     1.65   “Registrable Securities” means any and all of the Shares issued to Edwards hereunder; provided, however, that such term shall not include any shares of Common Stock which have been previously registered or which have been sold to the public either pursuant to a registration statement or Rule 144.

     1.66   “Regulatory Approval” means all approvals (including pricing and reimbursement approvals), product and/or establishment licenses, registrations or authorizations of any regional, federal, state or local regulatory agency, department, bureau or other governmental entity, necessary for the sale of Products in a regulatory jurisdiction.
     1.67   “Related Party” means each of the following: (a) each individual who is, or who has at any time been, an officer of Edwards; (b) each member of the family of each of the individuals referred to in clause “(a)” above; and (c) any Entity (other than Edwards) in which any one of the individuals referred to in clauses “(a)” and “(b)” above holds or held (or in which more than one of such individuals collectively hold or held), beneficially or otherwise, a controlling interest or a material voting, proprietary or equity interest.
     1.68   “Representatives” means officers, directors, employees, agents, attorneys, accountants, advisors and representatives.
     1.69   “Required Third Party Consent” has the meaning set forth in Section 6.6(a).
     1.70   “Research Funding Agreement” means that certain Research Funding Agreement by and between Sangamo and Baxter Healthcare Corporation (Edwards’ predecessor in interest), dated as of January 11, 2000, including all amendments thereto.
     1.71   “Royalty Indication” means diabetic neuropathy, intermittent claudication, critical limb ischemia, ischemic cerebral vascular disease (excluding hemorrhagic stroke), peripheral artery disease and ischemic heart disease.
     1.72   “Royalty Product” means a Product that is sold in any Territory for treatment of one or more Royalty Indications.
     1.73   “Rule 144” means Rule 144 as promulgated by the SEC under the Securities Act, as such Rule may be amended from time to time, or any similar successor rule that may be promulgated by the SEC.
     1.74   “Sangamo Confidential Information” means (a) all Confidential Information disclosed by Sangamo to Edwards pursuant to the License Agreement, Research Funding Agreement or this Agreement, including Sangamo Materials and sequence information relating thereto, (b) the terms of this Agreement, the License Agreement and Research Funding Agreement, and (c) after the Closing Date, the Assigned Patent Rights (but only to the extent such Assigned Patent Rights relate to unpublished patent applications or are otherwise not publicly available), and that portion of the Assigned Know-How, Assigned Data, Assigned Materials, Clinical Trial Materials, Technical Documents, Government Files and Financial Materials that are not publicly available as of the Signing Date.
     1.75   “Sangamo Indemnitees” means the following Persons: (a) Sangamo; (b) Sangamo’s current and future Affiliates; (c) the respective Representatives of the Persons referred to in clauses “(a)” and “(b)” above; and (d) the respective successors and assigns of the Persons referred to in clauses “(a)”, “(b)” and “(c)” above.

     1.76   “Sangamo IP” means any and all intellectual property rights licensed to Edwards pursuant to the terms of the License Agreement.
     1.77   “Sangamo Materials” means the materials and information transferred to Edwards by Sangamo under the License Agreement, and all copies, progeny and derivatives thereof.
     1.78   “Sangamo Party” has the meaning set forth in Section 4.2.
     1.79   “Sangamo SEC Documents” has the meaning set forth in Section 9.5.
     1.80   “Sausalito Facilities” means the leased facility of Edwards located at One Harbor Drive, Suite 209, Sausalito, California 94965.
     1.81   “SEC” means the U.S. Securities and Exchange Commission.
     1.82   “Securities Act” means the Securities Act of 1933, as amended.
     1.83   “Shares” has the meaning set forth in Section 5.1(a).
     1.84   “Tax” means any tax (including any income tax, franchise tax, capital gains tax, estimated tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, occupation tax, inventory tax, occupancy tax, withholding tax or payroll tax), levy, assessment, tariff, impost, imposition, toll, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), that is, has been or may in the future be (a) imposed, assessed or collected by or under the authority of any Governmental Authority, or (b) payable pursuant to any tax-sharing agreement or similar Contract.
     1.85   “Technical Documents” means all scientific and technical information and documentation that is primarily related to the research, development or manufacture of any Product and that is in embodied in documents or computer files owned or controlled by Edwards or its Affiliates as of the Closing Date or during the Transition Period, including: laboratory notebooks, technical documentation, manufacturing documentation, quality records, specifications, data, vector maps, protocols, manuals, reference materials, and application notes; detailed restriction maps and complete sequence information for each plasmid and nucleic acid included in the Assigned Materials; full descriptions of all cell lines included in the Assigned Materials; detailed cell transfection protocols; protocols for administering Product to humans, animals or cells; protocols detailing methods, assays, processes, and procedures (including standard operating procedures) for manufacturing or testing any Product.
     1.86   “Termination Agreement” has the meaning set forth in Section 2.1.
     1.87   “Territory” means all countries of the world.

     1.88   “Third Party” means any person or entity other than Sangamo or Edwards and their respective Affiliates.
     1.89   “Transactional Agreements” means the Assumption Agreement, the Mutual Release Agreement, the Termination Agreement and the Escrow Agreement.
     1.90   “Transition Period” means the period from the Signing Date through the Closing Date.
     1.91   “VEGF” means vascular endothelial growth factors.
ARTICLE 2
SIGNING DATE ACTIVITIES
     2.1     Signing Date. On the Signing Date, each Party shall duly execute the Termination Agreement, Mutual Release Agreement, Assumption Agreement and FDA Transfer Letter, in the forms attached hereto as Exhibits A, B, C and D, respectively (the “Escrowed Agreements”), and shall deposit the executed Escrowed Agreements into an escrow account (the “Escrow Account”) to be held and distributed by the escrow agent (the “Escrow Agent”) on the Closing Date in accordance with the terms of the Escrow Agreement dated as of the Signing Date by and among the Parties and the Escrow Agent, in the form attached hereto as Exhibit E (the “Escrow Agreement”). In addition, on the Signing Date, Sangamo shall deposit the Shares into the Escrow Account pursuant to Section 5.1 of this Agreement.
ARTICLE 3
PURCHASE AND SALE OF ASSETS
     3.1     Purchase and Sale of Assets. Subject to the terms and conditions set forth herein, on the Closing Date, Edwards shall sell, assign, transfer, convey, grant and deliver to Sangamo, and Sangamo shall purchase, acquire and receive from Edwards, good and valid title and all other rights and interests in and to the Assets, free and clear of any Encumbrances. For purposes of this Agreement, “Assets” means the following assets:
              (a)   Intellectual Property.
                    (i)     Patent Rights. All Patents listed on Schedule 3.1(a)(i) (collectively, the “Assigned Patent Rights”).
                    (ii)    Know-How. All Know-How owned by Edwards or its Affiliates as of the Closing Date that is primarily related to a Product (collectively, the “Assigned Know-How”).
                    (iii)   Assigned Copyrights and Other Related Proprietary Rights. All copyrights, copyright registrations or copyright applications listed on Schedule 3.1(a)(iii) (collectively, the “Assigned Copyrights”).

                    (iv)   Trademarks. All trademarks, design marks, service marks, trade names and trade dress (including registrations and applications for the foregoing) listed on Schedule 3.1(a)(iv) (collectively, the “Assigned Trademarks”).
The Assigned Patent Rights, Assigned Know-How, Assigned Copyrights and Assigned Trademarks shall be referred to collectively as the “Assigned Intellectual Property.”
              (b)   Data. All data (including raw data, data files and summaries, including the Clinical Trial Study Reports) owned by Edwards or its Affiliates as of the Closing Date that were generated in the course of a Clinical Trial or other research on or testing of any Product by or on behalf of Edwards or its Affiliates (collectively, the “Assigned Data”).
              (c)   Materials. All biological or chemical materials (including DNA, RNA, plasmids, vectors, cell lines, proteins, antibodies, assays, poloxymers) owned by Edwards or its Affiliates as of the Closing Date which (i) have been used by Edwards or its Affiliates during the term of the License Agreement primarily in the research, development or manufacture of the Products, but excluding all non-proprietary materials, such as reagents and other consumables that are generally available; or (ii) have been derived from any Sangamo Materials and any and all progeny, derivatives, replications, variants, and recombinants thereof, including those generated by recombinant genetic engineering methods (collectively, “Assigned Materials”).
              (d)   Clinical Trial Materials. All Clinical Trial Materials owned by Edwards or its Affiliates as of the Closing Date.
              (e)   Technical Documents. All Technical Documents owned by Edwards or its Affiliates as of the Closing Date.
              (f)   Government Licenses. All Government Licenses owned by Edwards or its Affiliates on the Closing Date and all applications therefor and related correspondence (collectively, the “Assigned Government Licenses”).
              (g)   Government Files. All Government Files owned by Edwards or its Affiliates on the Closing Date.
              (h)   Contracts. All rights of Edwards or its Affiliates under the Edwards Contracts listed on Schedule 3.1(h) (the “Assumed Contracts”).
              (i)   Financial Materials. Any and all copies owned by Edwards or its Affiliates as of the Closing Date of final market research analyses prepared on behalf of Edwards or its Affiliates, relating primarily to the Products (collectively, the “Financial Materials”).
              (j)   Personal Property. All personal property physically located at the Sausalito Facilities, including equipment, owned by Edwards on the Closing Date and used by or on behalf of Edwards solely with respect to the Product (the “Assigned Equipment”).
     3.2     Excluded Assets. Anything in Section 3.1 to the contrary notwithstanding, the Assets do not include any assets, rights or interests of Edwards (collectively, the “Excluded Assets”) not specifically set forth in Section 3.1, including:

              (a)   Contracts or agreements with any Third Party that are not Assumed Contracts;
              (b)   Edwards facilities that are not Sausalito Facilities;
              (c)   Employment agreements;
              (d)   Intellectual property and rights thereto that were developed, conceived, reduced to practice or otherwise acquired prior to the date of the License Agreement or, except as described in Section 7.5, that are developed, conceived, reduced to practice or otherwise acquired after the Closing Date;
              (e)   Corporate records (formation documents, stock records, board resolutions and minutes, and the like); and
              (f)   laboratory and refrigerated storage equipment at Edwards’ facilities located in Irvine, California.
     3.3     Assumed Liabilities.
              (a)   Other than as specifically set forth in this Section 3.3, Sangamo shall not assume any Liabilities of Edwards whatsoever, whether relating to the Assets or otherwise.
              (b)   Notwithstanding Section 3.3(a), at and following the Closing Date, Sangamo shall assume and agree to honor, pay and discharge when due the following Liabilities of Edwards (the “Assumed Liabilities”):
                    (i)     all Liabilities of Edwards under the Assumed Contracts to be performed on or after, and in respect of periods following, the Closing Date;
                    (ii)    all Liabilities of Edwards under the Assigned Government Licenses to be performed on or after, and in respect of periods following, the Closing Date; and
                    (iii)   all other Liabilities arising out of or related to the Assets, in respect of periods following the Closing Date;
provided, however, that notwithstanding the foregoing, and notwithstanding anything to the contrary contained in this Agreement, the Assumed Liabilities shall be limited to Liabilities that:
                    (1)     arise on or after the Closing Date;
                    (2)     do not arise from or relate to any Breach by Edwards of any provision of any of the Assumed Contracts; or
                    (3)     do not arise from or relate to any event, circumstance or condition occurring or existing on or prior to the Closing Date that, with notice or lapse of time, would constitute or result in a Breach of any of the Assumed Contracts.

     3.4   Taxes. Edwards and Sangamo shall each bear and pay one-half of any sales taxes, use taxes, transfer taxes, documentary charges, filing fees, recording fees or similar taxes, charges, fees or expenses that may become payable in connection with the sale of the Assets to Sangamo. The Parties shall reasonably cooperate to file all requests for certifications of sales and use tax due, including pursuant to Section 6812 of the California Revenue and Taxation Code.
     3.5     Allocation. As soon as reasonably practicable after the Signing Date, but in any event prior to the Closing Date, the Parties shall prepare and mutually agree to a statement setting forth the Parties’ determination of the manner in which the consideration paid by Sangamo with respect to the Assets is to be allocated among the Assets, which statement shall be attached hereto as Schedule 3.5. The allocation prescribed by such statement shall be conclusive and binding upon the Parties for all purposes. The Parties shall not file any Tax Return or other document with, or make any statement or declaration to, any Governmental Authority that is inconsistent with such allocation.
ARTICLE 4
INTELLECTUAL PROPERTY RIGHTS
     4.1     Trademarks. Edwards shall not adopt, use or register any trademark or service mark confusingly similar to any Assigned Trademark, in any context on the Internet or elsewhere in any country.
     4.2     Edwards Covenant Not to Assert. Edwards agrees, effective as of the Closing Date, that neither it nor any of its Affiliates (and in each case such entity’s successor or assign) shall assert or enforce against Sangamo, its Affiliates, or any licensee, sublicensee, manufacturer or distributor (and in each case such entity’s successor or assign) (each a “Sangamo Party”), any intellectual property owned by or exclusively licensed to Edwards or its Affiliates as of the Closing Date that would be infringed, misappropriated or otherwise violated by any Sangamo Party’s manufacture, use, development, import, offer for sale, or sale of the Products within the Territory. The Parties acknowledge and agree that the covenant set forth in this Section 4.2 shall be limited to the Products and shall not, under any circumstances, extend to any medical devices including, catheters or delivery systems, whether or not sold in combination with the Products.
ARTICLE 5
PAYMENTS
     5.1     Stock Escrow.
              (a)   As partial consideration for the sale, assignment, transfer, conveyance, grant and delivery by Edwards of the Assets, the other rights and licenses granted by Edwards hereunder, and the covenants, agreements and releases made by Edwards, all to or in favor of Sangamo, and in addition to assuming the Assumed Liabilities, Sangamo shall issue and deliver to Edwards 1,000,000 shares of Common Stock (the “Shares”) as follows: On the Signing Date, Sangamo shall deposit the Shares into the Escrow Account, to be held and distributed by the Escrow Agent to Edwards on the Closing Date in accordance with the terms of the Escrow Agreement.

              (b)   Edwards understands that the Shares issued pursuant to Section 5.1(a) will not have been registered under the Securities Act nor qualified under the blue sky laws of any state, and that the Shares are being offered and sold to Edwards pursuant to an exemption from such registration and qualification based in part upon the representations of Edwards contained herein. Edwards acknowledges the certificate representing the shares shall contain an appropriate legend regarding the foregoing. Edwards acknowledges and agrees with Sangamo that it is acquiring the Shares for investment for its own account and not with a view to, or for resale in connection with, the distribution or other disposition thereof in violation of applicable securities laws.
              (c)   Edwards represents and warrants to Sangamo that it is an “accredited investor,” as defined in Rule 501 under the Securities Act, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment such as the Shares.
              (d)   Edwards acknowledges to Sangamo that it is fully aware of the applicable transfer restrictions of the Shares. Edwards understands that there are substantial risks pertaining to the making of an investment in the Shares hereunder.
     5.2     Registration Rights.
              (a)   Form S-3 Registrations. In case the Company shall receive from Edwards a written request that the Company effect a registration statement on Form S-3 with respect to all or a part of the Registrable Securities, the Company shall use commercially reasonable efforts to file, as soon as practicable but not later than twenty (20) business days from the date of receipt by the Company of the Notice of Registration (as defined below), with the SEC a registration statement on Form S-3 covering the resale of such Registrable Securities in a manner consistent with the method or plan of distribution requested and shall use commercially reasonable effort to cause such Registration Statement to be declared effective by the SEC as soon as practicable. Any request for such registration by Edwards (a “Notice of Registration”) shall specify (i) the amount of Registrable Shares proposed to be registered; and (ii) the intended method or methods and plan of distribution thereof. In addition, Edwards shall provide to the Company all information and materials reasonably requested by the Company in order to permit the Company to comply with all applicable SEC requirements. The Company shall not be obligated to file or effect any such registration pursuant to this Section 5.2(a):
                    (i)     if Form S-3 is not available for such offering;
                    (ii)    if Edwards proposes to sell less than 200,000 shares of Registrable Securities and such other securities (if any);
                    (iii)   if the request is made by Edwards prior to six (6) months after the Closing Date;
                    (iv)    if the Company has, within the twelve (12) month period preceding the date of such request, already effected one (1) registration on Form S-3 for Edwards pursuant to this Section 5.2(a);

                    (v)     for any Registrable Securities that have been sold to the public;
                    (vi)    if all the Registrable Securities are eligible for resale during a three (3) month period pursuant to Rule 144 under the Securities Act;
                    (vii)   if the sale of Registrable Securities pursuant to the method and plan of distribution requested in the Notice of Registration is not permissible under applicable law and the requirements of the Form S-3; or
                    (viii)   in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.
              (b)   Suspension of Registration Rights. Notwithstanding anything to the contrary contained herein, the Company shall not be obligated to file or effect the Registration Statements, or to file any amendment or supplement thereto, and may suspend the right of Edwards to make sales pursuant to an effective Registration Statement, at any time when the filing thereof at the time requested, or the offering of securities pursuant thereto, (i) would, in the good faith judgment of the Company and its counsel, materially and adversely affect a pending or proposed acquisition, merger, recapitalization, consolidation, reorganization, joint venture, divestiture, tender offer, financing or similar transaction of the Company or one of its Affiliates, or negotiations, discussions or pending proposals related thereto or (ii) would materially and adversely impact the Company and its Affiliate, including by requiring, in the good faith judgment of the Company and its counsel, the disclosure of an event or state of facts relating to the Company or its Affiliates which is material to the Company and the disclosure of which could be adverse to the Company, provided that the Company may not suspend the rights to make sales pursuant to this Section 5.2(b) for more than an aggregate of ninety (90) days, and provided further that Sangamo shall not defer its obligation in this manner more than twice in any twelve (12) month period.
              (c)   Expenses. All expenses incurred in connection with a registration pursuant to Section 5.2(a), including all registration, filing and qualification fees, printers’ and accounting fees, fees and disbursements of counsel for the Company, and the reasonable fees and disbursements of one counsel for Edwards (but excluding underwriters’ discounts and commissions), shall be borne by the Company. Edwards shall bear all discounts, commissions or other amounts payable to underwriters or brokers in connection with such offering.
              (d)   Obligations of the Company. Whenever required to effect the registration of any Registrable Securities under this Agreement, the Company shall use commercially reasonable efforts to do the following as expeditiously as reasonably possible:
                    (i)     Prepare and file with the SEC a registration statement with respect to such Registrable Securities and cause such registration statement to become effective, and, upon the request of Edwards, keep such registration statement effective for up to ninety (90) days.
                    (ii)    Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement.

                    (iii)   Furnish to Edwards such number of copies of prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as Edwards may reasonably request in order to facilitate the disposition of Registrable Securities owned by it that are included in such registration.
                    (iv)    Use reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Edwards, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file, a general consent to service of process in any such states or jurisdictions.
                    (v)     Notify Edwards at any time when a prospectus relating thereto is required to be, delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.
                    (vi)    If the registration of Registrable Securities covers an underwritten offering, furnish, at the request of Edwards, on the date that such Registrable Securities are delivered to the underwriters for sale (1) an opinion, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering and reasonably satisfactory to the lead underwriter, addressed to the underwriters and (2) a “comfort” letter dated as of such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering and reasonably satisfactory to the lead underwriter, addressed to the underwriters.
              (e)   Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the SEC which may at any time permit the sale of Registrable Securities to the public without registration, after such time as a public market exists for the Common Stock of the Company, the Company agrees to:
                    (i)     Make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;
                    (ii)    Use reasonable, diligent efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and
                    (iii)   So long as Edwards owns any Registrable Securities, to furnish to Edwards forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of said Rule 144, and of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company as Edwards may reasonably request in availing itself of any rule or regulation of the SEC allowing Edwards to sell any such securities without registration.

     5.3     Royalties.
              (a)   As additional partial consideration for the sale, assignment, transfer, conveyance, grant and delivery by Edwards of the Assets, the other rights and licenses granted by Edwards hereunder, and the covenants, agreements and releases made by Edwards, all to or in favor of Sangamo, and in addition to assuming the Assumed Liabilities, subject to the terms and conditions of this Agreement, Sangamo shall pay Edwards a royalty equal to:
                    (i)     Five percent (5%) of the Net Sales of each Royalty Product sold by Sangamo or its Affiliate for use in a Royalty Indication; and
                    (ii)    The greater of (i) five percent (5%) of the Net Sales of each Royalty Product sold by a sublicensee for use in a Royalty Indication or (ii) twenty-five percent (25%) of the royalty payment received by Sangamo from its sublicensee on account of a Royalty Product sold by such sublicensee for use in a Royalty Indication.
              (b)   The parties acknowledge and agree that, with respect to any unit of Royalty Product sold for use in a Royalty Indication, Sangamo shall only owe royalties pursuant to Section 5.3(a)(i) or Section 5.3(a)(ii), but not both.
              (c)   Subject to this Section 5.3 and Section 5.4, the royalty obligations of Sangamo and its Affiliates, sublicensees and successors in interest set forth in Section 5.3(a) shall be perpetual and apply to the Territory.
              (d)   Each Product sold by Sangamo or its Affiliate or sublicensee in a particular country shall be presumed to be sold for the indication(s) for which it has received Regulatory Approval in such country. Such presumption may be overcome if a Party, at its sole expense, procures and provides the other Party with commercially reasonable evidence of off-label sales of such Product in such country during the relevant period. Written notice and evidence shall be promptly provided to the other Party upon learning of any such off-label sales of the Product. Such evidence shall be based upon prescription data products or services or other relevant pharmaceutical sales tracking research services (including, for example, use of random sampling, use of data regarding distribution channels as a proxy for indication-specific sales and development of mathematical models for approximating indication-specific sales) generally recognized in the pharmaceutical industry as being reliable in the tracking of sales of pharmaceutical products of similar nature and prescribed by similar physicians. For example, if Edwards timely provides Sangamo with such commercially reasonable evidence that twenty percent (20%) of Sangamo’s sales in the United States in a particular calendar quarter, of a Product that has only been approved for indications that are not Royalty Indications, are sold for use in a Royalty Indication, then Sangamo shall pay royalties pursuant to Section 5.3(a)(i) with respect to such twenty percent (20%) of such sales by Sangamo with respect to that particular Product in the United States during such calendar quarter.
     5.4     Maximum Royalties. The total royalties paid by Sangamo pursuant to Section 5.3 shall not exceed:

              (a)   $20,000,000 in any calendar year; or
              (b)   $100,000,000 in the aggregate.
Sangamo’s obligation to make royalty payments to Edwards shall terminate with respect to a particular calendar year once Sangamo has paid Edwards $20,000,000 in royalties pursuant to Section 5.3 with respect to such calendar year. Sangamo shall not have any further obligation to make royalty payments to Edwards once Sangamo has paid Edwards a total of $100,000,000 in royalties pursuant to Section 5.3 during the term of this Agreement.
     5.5     Royalty Reports and Payments. Within sixty (60) days after the end of each calendar quarter prior to the termination of Sangamo’s royalty obligations pursuant to Section 5.4(b), Sangamo shall deliver to Edwards a true and accurate report of Net Sales of Product sold by Sangamo and its Affiliates and sublicensees (to the extent that Sangamo has such sublicensee information, provided that Sangamo shall use commercially reasonable efforts to obtain such information, and while Sangamo may delay payment due to unavailability of information, it shall nevertheless promptly make payments once such information is available) during such calendar quarter and the royalty payments received by Sangamo with respect to sublicensee’s sales of Royalty Products during such calendar quarter, accompanied by all royalties due under Section 5.3 for such calendar quarter. In addition, within such sixty (60) day period after the end of each calendar quarter for which royalty payments are due pursuant to this Agreement, Sangamo shall deliver to Edwards a true and accurate true-up report of all royalty payments not timely made pursuant to Section 5.3.
     5.6     Payment Method. All payments due to Edwards under this Agreement shall be made by Sangamo in the United States in U.S. Dollars by wire transfer to a bank account designated by Edwards.
     5.7     Exchange Rate. With respect to sales of Royalty Products made in a currency other than U.S. dollars, for the purposes of calculating royalties due under Section 5.3, Net Sales will be determined in the original currency and then converted into U.S. dollars based on the rate of exchange published in the Wall Street Journal for the last business day in the relevant calendar quarter.
     5.8     Withholdings. All taxes, assessments and fees of any nature levied or incurred on account of any royalty payments accruing under this Agreement, by national, state or local governments, will be assumed and paid by Sangamo, except taxes levied thereon as income taxes to Edwards, and if such taxes are required to be withheld by Sangamo by the applicable national, state or local Governmental Authority, then Sangamo shall deduct such taxes from such payments due to Edwards and shall pay such taxes on the account of Edwards, and shall secure and provide to Edwards a receipt of such payment, together with copies of all pertinent communications from or with such Governmental Authority with respect thereto. Sangamo agrees to reasonably cooperate with Edwards in any effort by Edwards in claiming any exemption from such deductions or withholdings under any double taxation or similar agreement or treaty from time to time in force and in minimizing the amount required to be so withheld or deducted.

     5.9     Records; Audit. Sangamo will maintain, and cause its Affiliates and sublicensees to maintain, complete and accurate records of all sales and other dispositions of Royalty Products prior to the termination of Sangamo’s royalty obligations pursuant to Section 5.4(b), including the amounts which are relevant to the calculation of Net Sales under this Agreement, and such records shall be retained and open during reasonable business hours for a period of three (3) years from the creation of individual records for examination or for a longer period of time, if required by applicable law, and not more often than once each calendar year, by an independent certified public accountant that is selected by Edwards and reasonably acceptable to Sangamo for the sole purpose of verifying the correctness of the Net Sales and royalty calculations made by Sangamo and its Affiliates and sublicensees under this Agreement, provided that such accountant shall enter into a binding confidentiality and non-use agreement with Sangamo that is no less restrictive than the terms of Article 13. The auditing expense shall be paid by Edwards; provided, however, that if the audit reveals an underpayment by Sangamo, of amounts due for any quarter under Section 5.5 in excess of five percent (5%), Sangamo shall bear and promptly reimburse Edwards for its reasonably, out-of-pocket expenses for such audit. In any case, Sangamo shall promptly make any payments necessary to Edwards to correct any underpayment by Sangamo. Any such underpayment shall bear interest at a rate equal to the smallest of (a) 10% per annum, (b) the average rate of the three (3) months London Inter-Bank Offering Rate (“LIBOR”) multiplied by two (2), or (c) the highest amount permitted by law, from the date when such payment was due until payment in full, including interest accrued thereon. Any records or accounting information received from Sangamo, its Affiliates, licensees, sublicensees or distributors shall be Sangamo Confidential Information. Results of any such audit shall be provided to both Parties, subject to Article 13.
ARTICLE 6
TRANSITION PERIOD COVENANTS
     6.1     Delivery of Tangible Assets. Edwards shall make commercially reasonable efforts to deliver to Sangamo, in accordance with Schedule 6.1, all tangible Assets and any tangible manifestations of intangible Assets which are indicated as being deliverable prior to the Closing Date, as promptly as possible and prior to December 22, 2006. Edwards will deliver all documents in electronic form where available and practical. All costs associated with delivery of the Assets shall be solely at Edwards’ expense and, unless otherwise specified in this Agreement, shall be delivered in a commercially reasonable manner mutually agreed by the Parties. Sangamo shall cooperate with Edwards with respect to Edwards’ deliveries contemplated by this Section 6.1. Notwithstanding the foregoing, the sale, assignment, transfer, conveyance, grant and delivery of Assets under this Agreement shall be effective as of, and not prior to, the Closing Date.
     6.2     Additional Deliveries. In the event that, during the Transition Period, either Sangamo or Edwards discovers that (a) any item that reasonably should have been included in the Schedules provided for in Article 3 was omitted or (b) the representations and warranties of Edwards made in Article 8 with respect to the Assets described therein were not materially true, correct and complete as of the Signing Date, then the Party discovering such deficiency shall promptly notify the other Party, and Edwards shall promptly supplement the Schedules, as applicable, and promptly deliver such omitted items to Sangamo so as to correct such deficiency;

provided that the foregoing shall not limit Sangamo’s rights and remedies at law or in equity for so long as Edwards has failed to deliver any omitted items and correct any such deficiency.
     6.3     Clinical Trial Materials. Edwards and Sangamo shall mutually agree to the schedule for delivery of the Clinical Trial Materials to Sangamo or its designee.
     6.4     Know-How Transfer. Edwards shall use commercially reasonable efforts to disclose the Assigned Know-How to Sangamo in an orderly and professional manner as promptly as reasonably possible and prior to December 22, 2006 (collectively, the “Know-How Transfer”). Such Know-How Transfer shall include formal and informal training sessions led by Joe Rokovich and/or Don Bobo (provided that each such individual remains an employee of Edwards) at Sangamo facilities as well as support for Sangamo employees and consultants via the telephone or email.
     6.5     Employees.
              (a)   Promptly after the Signing Date, Sangamo shall offer employment to the Edwards employees identified on Schedule 6.5 attached hereto (the “Key Employees”), which employment, if accepted, shall be effective as of the Closing Date. Edwards shall make commercially reasonable efforts to retain the Key Employees until the Closing Date.
              (b)   On the Closing Date, Edwards shall terminate, and Sangamo shall hire, those Key Employees that accept Sangamo’s offer of employment.
     6.6     Assumed Contracts.
              (a)   Notwithstanding anything in this Agreement to the contrary, except as provided in this Section 6.6, this Agreement shall not constitute an agreement to assign any Assumed Contract or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment thereof, without the consent of a Third Party thereto, would constitute a breach or other contravention thereof or in any way adversely affect the rights of Sangamo or Edwards thereunder (each such consent, a “Required Third Party Consent”). Edwards will use commercially reasonable efforts to obtain each such Required Third Party Consent as promptly as reasonably possible and prior to December 22, 2006. Sangamo will cooperate with Edwards, and will provide Edwards with such assistance as Edwards may reasonably request, for the purpose of obtaining the Required Third Party Consents. Notwithstanding anything herein, the failure to obtain any Required Third Party Consent, in itself, or the failure to assign any Contract as a result of the lack of such Required Third Party Consent, shall not constitute a Breach of any representation, warranty, covenant, obligation or other provision, provided that (i) Edwards uses commercially reasonable efforts to obtain such Required Third Party Consent and keeps Sangamo informed regarding the status of such efforts, (ii) Edwards takes all commercially reasonable actions requested by Sangamo to obtain such Required Third Party Consent, and (iii) if it appears that such Required Third Party Consent will not be forthcoming, Edwards will discuss with Sangamo alternative measures (provided that they are commercially reasonable) for providing Sangamo with the benefits and obligations of such Assumed Contract and, upon Sangamo’s agreement, will implement such measures until such Required Third Party Consent is obtained.

              (b)   During the Transition Period, Edwards shall continue to perform all of its obligations under all Assumed Contracts and shall retain all Liabilities under the Assumed Contracts. Except as otherwise approved in writing by Sangamo, during the Transition Period, Edwards will not (i) terminate or materially amend, grant a sublicense under, or assign, any of Assumed Contracts, (ii) commit a breach of any Assumed Contract, or (iii) enter into any new Contract that relates primarily to the research, development, manufacture or commercialization of any Product.
              (c)   On the Closing Date, Sangamo will assume the Assumed Contracts by entering into with Edwards an Assumption Agreement in substantially the form of Exhibit C (the “Assumption Agreement”).
     6.7     Observation Rights. During the Transition Period, Edwards shall allow designated Sangamo employees or agents (at Sangamo’s expense), subject to binding confidentiality and non-use obligations and/or agreements with Sangamo no less restrictive than the terms of Article 13, to visit the Sausalito Facilities, and have reasonable access to Edwards’ personnel at the Sausalito Facilities for the purpose of coordinating and observing the transfer of Assets to Sangamo under this Agreement and the provision of Services hereunder. The Parties shall make commercially reasonable efforts to coordinate all such activities in a timely manner, including the provision of reasonable advance notice of the same. All Sangamo employees and agents participating in such facility visits shall comply with all Edwards written policies and procedures while on Edwards’ sites as reasonably notified by Edwards.
     6.8     Regulatory Matters.
              (a)   During the Transition Period, Edwards shall (i) retain all responsibility for Product-related regulatory matters, (ii) shall maintain and not transfer any Assigned Government License and (iii) not procure any Government Licenses.
              (b)   On the Signing Date, Edwards shall deposit into the Escrow Account written notification to the FDA of the transfer by Edwards to Sangamo of the Investigational New Drug Application designated as U.S. IND #11544 (the “IND”, and such notification, the “FDA Transfer Letter”). The FDA Transfer Letter shall be held and distributed by the Escrow Agent to Sangamo on the Closing Date in accordance with the terms of the Escrow Agreement. Concurrently with the delivery of the FDA Transfer Letter to the FDA, Sangamo shall notify the FDA that it accepts the transfer. Both Parties shall perform such other activities as required by the FDA to accept such transfer. Edwards shall take all actions necessary to transfer to Sangamo all Assigned Government Licenses, if any, on or before the Closing Date, and Sangamo shall perform all activities required by the applicable Governmental Authority or reasonably requested by Edwards to obtain such transfers by the Closing Date. All transfers shall be made in accordance with applicable laws and regulations.
              (c)   Edwards hereby grants to Sangamo and its Affiliates and sublicensees the exclusive right to use and reference any filings submitted to Governmental Authorities by or on behalf of Edwards for any Government License, and any data and information contained in such filings or approvals relating primarily to the Products, in Sangamo’s and its Affiliate’s and sublicensee’s filings or submissions to Governmental Authorities with respect to the development, registration, manufacture or commercialization of Products anywhere in the Territory.

              (d)   During the Transition Period, Edwards agrees to (i) promptly provide Sangamo with reasonable written notice and copies of all communications from Governmental Authorities relating to such Assigned Government License; and (ii) arrange for Sangamo’s participation in any meetings or conference telephone calls with Governmental Authorities relating to such Assigned Government License, whether initiated by such Governmental Authority or at Sangamo’s reasonable request.
              (e)   On or prior to the Closing Date, Edwards shall send notices to the RAC, all applicable IRBs and similar committees to direct Product-related communications (except for communications related to Edwards’ responsibilities pursuant to Section 7.2), to Sangamo commencing on the Closing Date.
     6.9     Adverse Drug Experiences. Edwards shall promptly provide Sangamo with all information received by Edwards during the Transition Period regarding adverse drug experiences related to the use of the Product (regardless of where occurring). Throughout the Transition Period, Edwards shall be primarily responsible for all pharmacovigilance activities with respect to any Product including: adverse event reporting, including literature review and associated reporting; adverse event follow-up reporting; preparation and submission of all safety reports to the regulatory authorities as required by local laws and/or regulations; maintaining the safety database for such Product; all interactions with health authorities regarding Product safety; periodic submissions; labeling modifications; safety monitoring and detection; and safety measures (e.g., Dear Doctor Letters, restriction on distribution, etc.). Edwards shall keep Sangamo informed with respect to such activities and shall facilitate Sangamo’s requests to be involved in such activities. Prior to the Closing Date, the Parties shall agree upon a plan for Sangamo to assume such activities as of the Closing Date in accordance with Section 7.3.
     6.10     Preservation of Assets. During the Transition Period, Edwards shall use commercially reasonable efforts to preserve and maintain all Assets in existence as of the Signing Date and shall not take any action or fail to take any action, outside the ordinary course of business, that would diminish the value of the Assets or cause items which would have been Assets if the Signing Date were the Closing Date to cease to be Assets as of the Closing Date.
     6.11     Further Assurances. The Parties agree to execute, acknowledge and deliver such further instruments, and to do all such other reasonable acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement, including those acts necessary or useful to satisfy the Closing conditions specified in Sections 10.1 and 10.2. Each Party shall bear its own costs and expenses associated with fulfilling its obligations as set forth in this Section 6.11.
ARTICLE 7
POST-CLOSING DATE COVENANTS
     7.1     [Intentionally Omitted]

     7.2     Enrolled Patients. Sangamo shall assume full responsibility for (including fulfilling all regulatory reporting obligations and otherwise complying with applicable Legal Requirements), and shall perform all obligations set forth in any Assumed Contract with respect to, each and every human enrolled in a Clinical Trial prior to the Closing Date. Edwards agrees to pay 50% of the out-of-pocket third party costs arising from the follow up obligations, including treatment, of patients enrolled in Clinical Trials identified on Schedule 8.6(a) prior to the Closing.
     7.3     Adverse Drug Experiences. To the extent Edwards receives any information after the Closing Date regarding adverse drug experiences related to the use of the Product (regardless of where occurring), Edwards shall promptly provide Sangamo with such information in accordance with the Adverse Event Reporting Procedures set forth in Schedule 7.3. Except as set forth in Section 7.2, commencing on the Closing Date, Sangamo shall be solely responsible for all pharmacovigilance activities with respect to any Product including: adverse event reporting, including literature review and associated reporting; adverse event follow-up reporting; preparation and submission of all safety reports to the regulatory authorities as required by local laws and/or regulations; maintaining the safety database for such Product; all interactions with health authorities regarding Product safety; periodic submissions; labeling modifications; safety monitoring and detection; and safety measures (e.g., Dear Doctor Letters and restriction on distribution).
     7.4     Regulatory Matters. Commencing on the Closing Date and subject to Section 7.2, Sangamo shall bear all responsibility for Product-related regulatory matters.
     7.5     New Data and Intellectual Property. Edwards shall promptly disclose to Sangamo all data and intellectual property arising after the Closing Date as a result of Edwards’ obligations pursuant to Section 7.2. Each such datum and intellectual property shall be deemed an Asset and, to the extent owned or controlled by Edwards or its Affiliate, shall be automatically assigned to Sangamo. If assignment is not possible, then Edwards shall be deemed to have granted Sangamo an exclusive, fully paid, irrevocable, worldwide license, with respect to such data and intellectual property, with the right to grant sublicenses through multiple tiers, to make, have made, use, import, offer for sale and sell Products.
     7.6     Post-Closing Deliveries. Edwards shall deliver to Sangamo all tangible Assets and any tangible manifestations of intangible Assets listed on Schedule 6.1, which are indicated as being deliverable after the Closing Date, as promptly as practicable. To the extent that any Know-How Transfer contemplated to be provided pursuant to Section 6.4 shall not have been so completed prior to the Closing Date, Edwards shall continue to make commercially reasonable efforts to disclose the Assigned Know-How to Sangamo, including providing reasonable access to Joe Rokovich and Don Bobo (provided that each such individual remains an employee of Edwards and such access does not disrupt Edwards’ operations or such individual’s performance of his duties).
     7.7     Consulting Agreements. After the Closing Date, Edwards shall not enforce any contractual prohibitions set forth in the section entitled “Relationship with Others” in any consulting agreement listed on Schedule 1.29 that would otherwise prohibit any Third Party that is a party to such a consulting agreement from performing services for Sangamo with respect to a Product. At Sangamo’s request, Edwards shall notify in writing each such Third Party identified in such request that such Third Party may perform services for Sangamo with respect to a Product without such Third Party breaching its obligations to Edwards pursuant to such section.

ARTICLE 8
REPRESENTATIONS AND WARRANTIES OF EDWARDS
     Edwards represents and warrants as follows:
     8.1     Due Organization. Edwards is a limited liability company duly organized under the laws of the State of Delaware and has all necessary power and authority to conduct its business in the manner in which it is currently being conducted. Edwards is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its assets or the conduct of its business requires such qualification, except for failures to be so qualified or in good standing, as the case may be, that would not individually or in the aggregate have a material adverse effect on Edwards.
     8.2     Title to Assets.
              (a)   Edwards or an Edwards Affiliate is the sole owner of, and has good and valid title to, all of the Assets. All of the Assets are owned by Edwards or its Affiliate free and clear of any Encumbrances.
              (b)   To the Knowledge of Edwards, except as set forth on Schedule 8.2(b), the Assets collectively constitute, as of the Signing Date, all of the properties, rights, interests and other tangible and intangible assets that are owned and used by Edwards or its Affiliates to research, manufacture and develop Products in the manner in which such research, manufacture and development is currently being conducted or has been conducted during the twelve (12) months prior to the Signing Date, in each by or on behalf of Edwards or its Affiliates.
              (c)   Except as ascertainable (in nature and amount) solely by reference to the express terms of the Edwards Contracts or otherwise specified in Schedule 8.2(c), Edwards is not obligated to make any payment to any person or entity for the use or other exploitation of any of the Assets.
              (d)   Except as set forth on Schedule 8.2(d), there is no action, claim, suit, arbitration or other proceeding pending against Edwards or, to the Knowledge of Edwards, threatened, by any Person (i) contesting Edwards’ right to use, exclusively, the Assets or (ii) otherwise challenging the ownership of any Asset or the validity, enforceability or use of any of the Assigned Intellectual Property.
     8.3     Intellectual Property.
              (a)   Except as set forth on Schedule 8.3(a)(i), no Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Assigned Intellectual Property. Except as set forth on Schedule 8.3(a)(ii), Edwards is not bound by, and no Assigned Intellectual Property is subject to, any Contract containing any covenant or other provision that limits or restricts the ability of Edwards to use, exploit, assert, or enforce any Assigned Intellectual Property anywhere in the world.

              (b)   To the Knowledge of Edwards, Schedules 3.1(a)(i) and 3.1(a)(iii) identify (i) the jurisdiction in which such Assigned Patent Right or Assigned Trademark has been registered or filed and the applicable registration or serial number and (ii) each filing, payment, and action, which, according to the applicable patent and trademark office, is due within ninety (90) days after the Signing Date.
              (c)   To the Knowledge of Edwards, neither the execution, delivery or performance of this Agreement nor the consummation of any of the transactions contemplated hereby will, with or without notice or the lapse of time, result in or give any other Person the right or option to cause or declare: (i) a loss of, or Encumbrance on, any Assigned Intellectual Property; (ii) a breach of any Edwards Contract; (iii) the release, disclosure or delivery of any Assigned Intellectual Property by or to any escrow agent or other Person; or (iv) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any Assigned Intellectual Property.
              (d)   Edwards has the right to make the covenants set forth in Section 4.2 without breaching any obligation to any Person.
              (e)   Excluding Sangamo IP, neither Edwards nor any Affiliate of Edwards has licensed any intellectual property from any Third Party relating primarily to the manufacture, use, development, import, offer for sale or sale of any Product.
              (f)   Except as set forth on Schedule 8.3(f), Schedule 3.1(a)(i) lists all Patents owned by Edwards or its Affiliates as of the Signing Date that are relating primarily to the research, development or manufacture of any Product.
              (g)   Except as set forth on Schedule 8.3(g), Schedule 3.1(a)(iii) lists all copyrights, copyright registrations or copyright applications owned by Edwards or its Affiliates as of the Signing Date that primarily relate to any Product or to research, develop, manufacture or commercialize any Product.
              (h)   Except as set forth on Schedule 8.3(h), Schedule 3.1(a)(iv) lists all trademarks, design marks, service marks, trade names or trade dress, whether registered or not, as well as all registrations and applications for the same that are owned by Edwards or its Affiliates and that relate primarily to a Product, or any substantially similar variations thereof, and the goodwill of the business symbolized thereby, excluding Edwards House Marks. “Edwards House Marks” are any trademarks or service marks, and registrations and applications therefor, utilized by Edwards or planned to be utilized by Edwards, in whole or in part, in connection with any product (other than the Products) or service of Edwards or any of its Affiliates or that contain the name or any part of the name or logo now or previously used by Edwards or any of its Affiliates, and the goodwill of the business symbolized thereby.
              (i)   Except as set forth on Schedule 8.3(i), Edwards and its Affiliates have not granted any sublicenses to any Person under any Sangamo IP.

     8.4     Clinical Trial Materials. To the Knowledge of Edwards, Schedule 8.4 is a list of all Clinical Trial Materials in existence as of the Signing Date. To the Knowledge of Edwards, all such Clinical Trial Materials were manufactured and stored in compliance with Good Manufacturing Practices and comply with the specifications for such Product. For the purposes of this Section 8.4, “Good Manufacturing Practices” means current good manufacturing practices pursuant to the U.S. Federal Food, Drug and Cosmetics Act as amended (21 USC 301 et seq.) and the relevant U.S. regulations in Title 21 of the U.S. Code of Federal Regulations (including Parts 11, 210, 211, 600 and 611).
     8.5     Contracts.
              (a)   Schedule 1.29 is a complete and accurate list of each and every written and, to Edwards’ knowledge, oral Contract presently in effect between Edwards or its Affiliates and a Third Party, in each case that is primarily related to the Assets or the research, development, manufacture or commercialization of Products.
              (b)   Each Assumed Contract is valid and binding on Edwards and, to the Knowledge of Edwards, on the other parties thereto in accordance with its terms and is in full force and effect. Except as set forth in Schedule 8.5, to the Knowledge of Edwards: (i) no Person has materially violated or breached, or declared or committed any default in any material respect under, any Assumed Contract; (ii) no event has occurred, and no circumstance or condition exists, that might (with or without notice or lapse of time) (A) result in a material violation or breach of any of the provisions of any Assumed Contract, (B) give any Person the right to declare a default or exercise any remedy under any Assumed Contract, (C) give any Person the right to accelerate the maturity or performance of any Assumed Contract, or (D) give any Person the right to cancel, terminate or materially modify any Assumed Contract; (iii) Edwards has not received any written notice regarding any actual, alleged, possible or potential material violation or breach of, or default under, any Assumed Contract; and (iv) Edwards has not waived any of its material rights under any of the Assumed Contracts.
     8.6     Clinical Trials.
              (a)   Schedule 8.6(a) is an accurate and complete list of all Clinical Trials initiated prior to the Signing Date. To the Knowledge of Edwards, the Clinical Trials were conducted in material compliance with Good Clinical Practice, the reporting of adverse events, the filing of reports and security promulgated by the FDA and similar regulations promulgated by other Governmental Authorities as applicable to such trials. For the purposes of this Section 8.6, “Good Clinical Practice” means current good clinical practice pursuant to the U.S. Federal Food, Drug and Cosmetics Act as amended (21 USC 301 et seq.) and the relevant U.S. regulations in Title 21 of the U.S. Code of Federal Regulations (including Parts 11, 50, 54, 56, 312, 314 and 601).
              (b)   There have been no actual personal injury or product liability claims pending or, to the Knowledge of Edwards, no threatened personal injury or product liability claims, associated with the Product.

              (c)   During the Clinical Trials, other than as disclosed on Schedule 8.6(c), there have been no deaths or serious adverse events and all such deaths and serious adverse events, to the extent required to be reported to the FDA, have been reported to the FDA.
              (d)   Edwards has not received any written notices or other written correspondence from the FDA or any other Governmental Authority requiring the termination or suspension of any Clinical Trials.
              (e)   In the course of its research, development or manufacture of the Products, as applicable, (i) Edwards has not used any employee or consultant with which it has a written agreement or to Edwards’ Knowledge, any other consultant, who is or has been debarred by the FDA, and (ii) to Edwards’ Knowledge, it has not used any employee or consultant who is the subject of debarment proceedings by the FDA.
     8.7     Authority; Binding Nature of Agreements. Edwards has the power and authority to enter into and to perform its obligations under this Agreement. The execution, delivery and performance by Edwards of this Agreement have been duly authorized by all necessary action on the part of Edwards. Assuming due execution by Sangamo, this Agreement constitutes the legal, valid and binding obligation of Edwards, enforceable against Edwards in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.
     8.8     Non-Contravention. The execution and delivery of this Agreement, and the consummation or performance of any of the obligations under this Agreement by Edwards do not and will not (with or without notice or lapse of time):
              (a)   contravene, conflict with or result in a violation of (i) any of the provisions of Edwards’ Operating Agreement or other organizational documents, or (ii) any resolution adopted by Edwards’ Board of Directors (or any committee thereof) or members;
              (b)   contravene, conflict with or result in a violation of, any Legal Requirement to which Edwards, or any of the assets owned or used by Edwards, is subject, except as would not individually or in the aggregate have a material adverse effect on the Assets; or
              (c)   result in the imposition or creation of any Encumbrance upon or with respect to the Assets.
     8.9     Compliance with Legal Requirements; Litigation.
              (a)   Except as set forth on Schedule 8.9(a) and except as would not individually or in the aggregate have a material adverse effect on Edwards, Edwards is in compliance with all applicable Legal Requirements.
              (b)   Except as set forth on Schedule 8.9(b), no judgment, order, writ, injunction or decree of any Governmental Authority that is related to Edwards is in effect nor is any action, claim, suit, arbitration, inquiry, investigation or other proceeding of any nature

(whether criminal, civil, legislative, administrative, regulatory, prosecutorial or otherwise) by or before any arbitrator or Governmental Authority with respect to Edwards’ operations pending or, to the Knowledge of Edwards, threatened, in each case as would individually or in the aggregate have a material adverse effect on Edwards.
     8.10     Documents and Records. Edwards has provided to Sangamo materially complete and accurate copies of all documents requested by Sangamo. Edwards has provided Sangamo or Sangamo’s Representatives with full and complete access to all of Edwards’ material records, documents and data that relate primarily to the Assets including all material records, documents or other data requested in writing by Sangamo as part its of its review and diligence.
     8.11     Disclaimer. EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE 8, THE ASSETS ARE SOLD AND THE ASSUMED LIABILITIES ARE TRANSFERRED HEREBY ON AN “AS IS, WHERE IS” BASIS, AND EDWARD MAKES NO REPRESENTATIONS AND EXTENDS NO WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, WRITTEN OR ORAL, AND HEREBY TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY (INCLUDING, WITHOUT LIMITATION, ANY WARRANTIES OF INFRINGEMENT, TITLE, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE), WHETHER BY EDWARD, ITS AFFILIATES OR ANY OF ITS OR THEIR OFFICERS, DIRECTORS, MEMBERS, PRINCIPALS, EMPLOYEES, AGENTS, MEMBERS OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO THE ASSETS AND THE ASSUMED LIABILITIES OR THE EXECUTION AND DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
ARTICLE 9
REPRESENTATIONS AND WARRANTIES OF SANGAMO
     Sangamo represents and warrants as follows:
     9.1     Due Organization. Sangamo is a corporation duly organized under the laws of the State of Delaware, and has all necessary power and authority to conduct its business in the manner in which it is currently being conducted. Sangamo is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its assets or the conduct of its business requires such qualification, except for failures to be so qualified or in good standing, as the case may be, that would not individually or in the aggregate have a material adverse effect on Sangamo.
     9.2     Authority; Binding Nature of Agreement. Sangamo has the right, power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement by Sangamo have been duly authorized by all necessary corporate action on the part of Sangamo. Assuming due execution by Edwards, this Agreement constitutes the legal, valid and binding obligation of Sangamo, enforceable against Sangamo in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

     9.3     Non-Contravention. The execution and delivery of this Agreement, and the consummation or performance of any of the obligations under this Agreement by Sangamo do not and will not (with or without notice or lapse of time):
              (a)   contravene, conflict with or result in a violation of (i) any of the provisions of Sangamo’s Certificate of Incorporation or bylaws or (ii) any resolution adopted by Sangamo’s Board of Directors (or any committee thereof) or stockholders;
              (b)   contravene, conflict with or result in a violation of any Legal Requirement to which Sangamo or any of the assets owned or used by Sangamo is subject; or
              (c)   to the Knowledge of Sangamo, result in or give any other Person the right or option to cause or declare a breach of any material Contract to which Sangamo is a party, wherein such breach would have a material adverse effect on Sangamo.
     9.4     Capitalization.
              (a)   As of November 30, 2006, the authorized capital stock of Sangamo consists of 80,000,000 shares of common stock, par value $0.01 per share, of which 34,993,155 shares were issued and outstanding as of such date, and zero shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding. The authorized and outstanding shares of Sangamo’s capital stock have not and shall not have materially changed during the period between September 30, 2006 and the Closing Date. All of such outstanding shares are or have been, and all of the Shares to be issued to Edwards, when so issued, will be, duly authorized, validly issued, fully paid and nonassessable, free of any preemptive right, pledge, hypothecation, assignment, encumbrance, lien (statutory or other), charge or other security interest or matter affecting title or ownership, whether created by statute, Sangamo’s Certificate of Incorporation or bylaws or any Contract to which Sangamo is a party or by which Sangamo is bound, and issued in compliance with all applicable state and federal laws concerning the issuance of securities. No stockholder approval or any other approvals are required for the issuance of the Shares to be issued to Edwards, and Sangamo has reserved such Shares for issuance to Edwards.
              (b)   Except as disclosed in Sangamo SEC Documents or as set forth on Schedule 9.4(b), (i) no option, warrant, call, subscription right, conversion right or other contract or commitment of any kind exists of any character, written or oral, which may obligate Sangamo to issue or sell any shares of capital stock, or by which any shares of capital stock may otherwise become outstanding, and (ii) Sangamo has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any of its equity securities or any interests therein or to pay any dividend or make any distribution in respect thereof.
     9.5     SEC Documents and Other Reports. Sangamo has filed all required documents with the SEC since December 31, 2005 (“Sangamo SEC Documents”). As of their respective dates, Sangamo SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act and, at the respective times they were filed, none of Sangamo SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements (including, in each case, any notes thereto) of Sangamo included in Sangamo SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented in all material respects the consolidated financial position of Sangamo and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein). Except as disclosed in Sangamo SEC Documents or as required by generally accepted accounting principles, Sangamo has not, since December 31, 2005, made any change in the accounting practices or policies applied in the preparation of financial statements.
     9.6     Absence of Certain Changes or Events. Except as disclosed in Sangamo SEC Documents filed with the SEC prior to the date of this Agreement, since December 31, 2005, there has been no event or development that would, individually or in the aggregate, have a material adverse effect on Sangamo (other than any events that arise primarily as a result of the announcement of this Agreement and the transactions contemplated hereby).
     9.7     Compliance with Legal Requirements; Litigation.
              (a)   Except as set forth on Schedule 9.7(a) and except as would not individually or in the aggregate have a material adverse effect with respect to the business of Sangamo, Sangamo is in compliance with all applicable Legal Requirements.
              (b  ) Except as set forth on Schedule 9.7(b), no judgment, order, writ, injunction or decree of any Governmental Authority that is related to Sangamo is in effect nor is any action, claim, suit, arbitration, inquiry, investigation or other proceeding of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial or otherwise) by or before any arbitrator or Governmental Authority with respect to Sangamo’s operations pending or, to the Knowledge of Sangamo, threatened, in each case as would individually or in the aggregate have a material adverse effect with respect to Sangamo.
     9.8     Access to Information; Independent Due Diligence.
              (a)   Sangamo has had the opportunity to conduct due diligence with respect to the Assets and to inspect the Assets. Sangamo has been afforded the opportunity to review all information provided to it by Edwards and has had the opportunity to ask questions of and receive answers to its satisfaction from representatives of Edwards concerning the Assets, and to obtain any additional information reasonably requested by it; and
              (b)   Sangamo, either alone or together with any individuals or entities Sangamo has retained to advise it with respect to the transactions contemplated hereby, has knowledge and experience in transactions of this type and in the business related to the Assets, and is therefore capable of evaluating the risks and merits of acquiring the Assets.

     9.9     Disclaimer. EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE 9, SANGAMO MAKES NO REPRESENTATIONS AND EXTENDS NO WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, WRITTEN OR ORAL, AND HEREBY TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY, WHETHER BY SANGAMO, ITS AFFILIATES OR ANY OF ITS OR THEIR OFFICERS, DIRECTORS, STOCKHOLDERS, PRINCIPALS, EMPLOYEES, AGENTS, MEMBERS OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
ARTICLE 10
CONDITIONS PRECEDENT TO CLOSING
     10.1     Conditions to Obligations of Sangamo. The obligations of Sangamo to complete the transactions contemplated by this Agreement at the Closing are subject to the satisfaction of the following conditions, unless waived by Sangamo:
              (a)   Representations and Warranties; Performance of Obligations. The representations and warranties made by Edwards in Article 8 shall be true and correct in all material respects as of the date of this Agreement and on the Closing Date, with the same force and effect as if they had been made on and as of said date; provided, however, that if any portion of any such representation or warranty is already qualified by materiality, for purposes of determining whether this condition has been satisfied with respect to such portion of such representation or warranty, such portion of such representation or warranty as so qualified shall be true and correct in all respects. Edwards shall have performed and complied with all obligations, covenants and conditions herein required to be performed or complied with by it on or prior to the Closing Date.
              (b)   No Material Adverse Effect. There shall not have occurred any event that would have a material adverse effect on the Assets taken as a whole.
              (c)   Required Consents. On or prior to the Closing, Edwards shall have obtained all applicable authorizations, consents, orders and approvals of all Governmental Authorities.
              (d)   Compliance Certificate. Edwards shall have delivered to Sangamo a compliance certificate executed by an officer of Edwards, dated as of the Closing Date, certifying to the fulfillment of the conditions specified in Sections 10.1(a), (b) and (c).
              (e)   Services. The completion by Edwards of (i) delivery of the items identified on2 Schedule 6.1, to the extent such items are indicated as being deliverable prior to the Closing Date, and (ii) disclosure of Assigned Know-How pursuant to Section 6.4.
              (f)   No Injunction. Neither Edwards nor Sangamo shall be subject to any statute, rule or regulation or any final order, decree or injunction of a court of competent jurisdiction that (i) renders any transaction contemplated by this Agreement illegal, (ii) would impose any material limitation on the ability of Sangamo effectively to exercise full rights of ownership of the Assets, or (iii) renders Edwards or Sangamo incapable of completing the transactions contemplated by this Agreement.

              (g)   No Pending Legal Action. No litigation seeking the issuance of a final order, decree or injunction of a court of competent jurisdiction for relief against Edwards or Sangamo if the transactions contemplated by this Agreement are completed, shall be pending which, in the good faith judgment of Sangamo has a reasonable probability of resulting in such order, decree or injunction and such relief would have a material adverse effect on the Assets.
     10.2     Conditions to Obligations of Edwards. Subject to Section 10.3, the obligations of Edwards to complete the transactions contemplated by this Agreement at the Closing are subject to the satisfaction of the following conditions, unless waived by Edwards:
              (a)   Representations and Warranties; Performance of Obligations. The representations and warranties made by Sangamo in Article 9 shall be true and correct in all material respects as of the date of this Agreement and on the Closing Date, with the same force and effect as if they had been made on and as of said date (except to the extent that such representations and warranties are made as of a specified date, in which case such representations and warranties shall be true and correct in all material respects as of such specified date); provided, however, that if any portion of any such representation or warranty is already qualified by materiality, for purposes of determining whether this condition has been satisfied with respect to such portion of such representation or warranty, such portion of such representation or warranty as so qualified shall be true and correct in all respects. Sangamo shall have performed and complied with all obligations, covenants and conditions herein required to be performed or complied with by it on or prior to the Closing Date.
              (b)   No Material Adverse Effect. Other than any events that arise primarily as a result of the announcement of this Agreement and the transactions contemplated hereby, there shall not have occurred any event that would have a material adverse effect on Sangamo.
              (c)   Required Consents. On or prior to the Closing, Sangamo shall have obtained all applicable authorizations, consents, orders and approvals of all Governmental Authorities.
              (d)   Compliance Certificate. Sangamo shall have delivered to Edwards a compliance certificate executed by an officer of Sangamo, dated as of the Closing Date, certifying to the fulfillment of the conditions specified in Sections 10.2(a), (b) and (c).
              (e)   No Injunction. Neither Sangamo nor Edwards shall be subject to any statute, rule or regulation or any final order, decree or injunction of a court of competent jurisdiction that (i) renders any transaction contemplated by this Agreement illegal, (ii) would impose any material limitation on the ability of Edwards effectively to exercise full rights of ownership of the Assets, or (iii) renders Sangamo or Edwards incapable of completing the transactions contemplated by this Agreement.
              (f)   No Pending Legal Action. No litigation seeking the issuance of a final order, decree or injunction of a court of competent jurisdiction for relief against Sangamo or Edwards if the transactions contemplated by this Agreement are completed, shall be pending which, in the good faith judgment of Edwards has a reasonable probability of resulting in such order, decree or injunction and such relief would have a material adverse effect on the Assets.

     10.3     Closing Upon Notice from Sangamo. Regardless whether the conditions set forth in Sections 10.1 and 10.2 have been met, Sangamo can cause the Closing to occur by sending written notice to the Escrow Agent, with a copy to Edwards, specifying a date no later than December 31, 2006 on which the Escrow Agent shall release the Shares to Edwards and the executed Escrowed Agreements to the Parties. If, as a result of Sangamo’s notice pursuant to this Section 10.3, Closing occurs at a time when Edwards has not completed its obligations pursuant to Sections 6.1, 6.3 and 6.4, Edwards’ obligation to perform such actions shall survive the Closing, and Sangamo’s obligations under the Assumed Contracts shall not include any obligation that it is unable to perform because of Edwards’ failure to complete its obligations pursuant to Sections 6.1, 6.3 or 6.4. In the event that a Required Third Party Consent has not been obtained in connection with an Assumed Contract, Edwards and Sangamo shall use commercially reasonable efforts to work together to provide the benefit of any such Assumed Contract to Sangamo until such Required Third Party Consent is obtained.
ARTICLE 11
INDEMNIFICATION
     11.1     Survival of Representations and Covenants.
              (a)   Subject to Section 11.1(b), the representations and warranties of Edwards set forth in this Agreement shall survive (without limitation): (i) the Closing Date and the sale of the Assets to Sangamo; (ii) any sale or other disposition of any or all of the Assets by Sangamo; and (iii) the dissolution or liquidation of any Party. The covenants and agreements of each Party set forth in this Agreement shall survive indefinitely unless a covenant or agreement, by its nature or as specified herein, has a limited survival period.
              (b)   The representations and warranties of each Party set forth in this Agreement shall expire on the first anniversary of the Closing Date; provided, however, the representations and warranties contained in Section 8.2(a) shall survive until expiration of the applicable statute of limitations. Neither Party shall have any liability whatsoever with respect to any such representation or warranty unless a Claim Notice is delivered by the other Party prior to the expiration of the survival period applicable to such representation or warranty.
              (c)   For purposes of this Agreement, a “Claim Notice” relating to a particular representation or warranty shall be deemed to have been given if any Indemnitee, acting in good faith, delivers to Edwards or Sangamo, as applicable, a written notice stating that such Indemnitee believes that there is or has been a possible Breach of such representation or warranty and containing (i) a brief description of the circumstances supporting such Indemnitee’s belief that there is or has been such a possible Breach, and (ii) a non-binding, preliminary estimate of the aggregate dollar amount of the actual and potential Damages that have arisen and may arise as a direct or indirect result of such possible Breach.

              (d)   For purposes of this Agreement, each statement or other item of information set forth in any Schedule shall be deemed to be a representation and warranty made by Edwards in this Agreement.
     11.2     Indemnification by Edwards.
              (a)   Edwards shall hold harmless and indemnify each of the Sangamo Indemnitees from and against, and shall compensate and reimburse each of the Sangamo Indemnitees for, any Damages that are suffered or incurred by such Sangamo Indemnitee and that arise from or as a result of, or are connected with:
                    (i)     any Breach, during the applicable survival period set forth in Section 10.1, of any of the representations or warranties made by Edwards in this Agreement as of the Closing Date;
                    (ii)    any Breach of any covenant or obligation of Edwards contained in this Agreement;
                    (iii)   Edwards’ failure to discharge any Liability of Edwards, other than the Assumed Liabilities; or
                    (iv)    any Excluded Assets.
              (b)   Subject to Section 11.2(c), Edwards shall not be required to make any indemnification payment pursuant to Section 11.2(a) until such time as the total amount of all Damages that have been suffered or incurred by any one or more of the Sangamo Indemnitees exceeds $50,000, and then only to the extent of any such excess.
              (c)   The total amount of the indemnification payments that Edwards shall be required to make under or in connection with this Section 11.2 shall be limited in the aggregate to an amount equal to thirty percent (30%) of the aggregate value of the Shares based on the closing price of the Common Stock on the Closing Date.
              (d)   Notwithstanding the foregoing, the limitations set forth in paragraphs (b) and (c) above shall not apply to any claims for Damages made pursuant to clause (ii), (iii), (iv) or (v) of Section 11.2(a).
     11.3     Indemnification by Sangamo. Sangamo shall hold harmless and indemnify each of the Edwards Indemnitees from and against, and shall compensate and reimburse each of the Edwards Indemnitees for, any Damages that are suffered or incurred by such Edwards Indemnitee and that arise from or as a result of, or are connected with:
              (a)   any Breach, during the applicable survival period set forth in Section 11.1, of any of the representations or warranties made by Sangamo in this Agreement as of the Closing Date (or in case of representations or warranties made by Sangamo in any Exhibits and Schedules amended pursuant to this Agreement, as of the date of such amendment);

              (b)   any Breach of any covenant or obligation of Sangamo contained in this Agreement; or
              (c)   Sangamo’s failure to discharge any Assumed Liability.
     11.4     No Setoff. Under no circumstances shall Sangamo have the right to withhold or deduct any sum owed to any Sangamo Indemnitee under Section 11.2 from any amount otherwise payable by any Sangamo Indemnitee to Edwards.
     11.5     Exclusivity of Indemnification Remedies. Each Party acknowledges and agrees that its sole and exclusive remedy with respect to any and all claims relating to matters addressed by any representation or warranty made pursuant to this Agreement shall be brought pursuant to the indemnification provisions set forth in this Article 11. Notwithstanding the foregoing, nothing in this Section 11.5 or elsewhere in this Agreement shall be deemed to limit any Party’s right to seek specific performance or other equitable relief in any court of competent jurisdiction of its rights and remedies hereunder.
     11.6     Indemnification Procedure for Third Party Claims.
              (a)   Each Party will notify the other Party in writing in the event it becomes aware of a Third Party claim for which indemnification may be sought hereunder. In case any proceeding shall be instituted involving any Person in respect of which indemnity may be sought pursuant to this Article 11, such Person (the “Indemnified Party”) shall promptly notify the other Party (the “Indemnifying Party’) in writing and the Indemnifying Party and Indemnified Party shall meet to discuss how to respond to any claims that are the subject matter of such proceeding; provided, however, that failure to provide such notification shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure (except that the Indemnifying Party shall not be liable for any expenses incurred during the period in which the Indemnified Party failed to give such notice). The Parties shall cooperate in defense of such matter.
              (b)   If a Third Party claim is made against an Indemnified Party, the Indemnifying Party shall be entitled to participate in the defense thereof and, if it so chooses and acknowledges its obligation to indemnify the Indemnified Party therefor, to assume the defense thereof with counsel selected by the Indemnifying Party. Should the Indemnifying Party so elect to assume the defense of a Third Party claim, the Indemnifying Party shall not be liable to the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood that the Indemnifying Party shall control such defense. The Indemnifying Party shall be liable for the fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has failed to assume the defense thereof (other than during the period prior to the time the Indemnified Party shall have given notice of the Third Party claim as provided above).

              (c)   If the Indemnifying Party so elects to assume the defense of any Third Party claim, all of the Indemnified Parties shall cooperate with the Indemnifying Party in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information that are reasonably relevant to such Third Party claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not the Indemnifying Party shall have assumed the defense of a Third Party claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party claim without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld or delayed). If the Indemnifying Party shall have assumed the defense of a Third Party claim, the Indemnified Party shall agree to any settlement, compromise or discharge of a Third Party claim which the Indemnifying Party may recommend and which by its terms obligates the Indemnifying Party to pay the full amount of the liability in connection with such Third Party claim, and which releases the Indemnifying Party completely in connection with such Third Party claim.
     11.7     Insurance. Each Party shall obtain by the Closing Date and shall maintain at all times thereafter in which it is performing a Clinical Trial or otherwise developing or commercializing a Product and for five (5) years thereafter, Products Liability Insurance with reputable and financially secure insurance carriers each having an A.M. Best rating of A-VII or better, to cover its indemnification obligations under Article 11, with respect to third party claims for bodily injury or property damage resulting from Clinical Trials, with limits of not less than five million dollars ($5,000,000.00) per occurrence and ten million dollars ($10,000,000.00) in the aggregate. Each Party shall provide the other Party with a Certificate of Insurance evidencing this coverage within thirty (30) days after the relevant deadline for obtaining such coverage.
ARTICLE 12
TERM AND TERMINATION
     12.1     Term. The terms and conditions of this Agreement will commence on the Signing Date and will continue in full force and effect indefinitely unless this Agreement is terminated pursuant to Section 12.2.
     12.2     Termination. This Agreement may be terminated at any time prior to the Closing Date:
              (a)   by mutual written consent of the Parties;
              (b)   by Sangamo (provided that Sangamo is not in material breach of this Agreement), if there has been a breach by Edwards of any representation, warranty, covenant or agreement set forth in this Agreement on the part of Edwards which is material and which Edwards fails to cure within 15 days after written notice thereof is given by Sangamo (except that no cure period will be provided for a breach by Edwards which by its nature cannot be cured);

              (c)   by Edwards (provided that Edwards is not in material breach of this Agreement), if there has been a breach by Sangamo of any representation, warranty, covenant or agreement set forth in this Agreement on the part of Sangamo which is material and which Sangamo fails to cure or provide written notice pursuant to Section 10.3 within 15 days after written notice thereof is given by Edwards (except that no cure period will be provided for a breach by Sangamo which by its nature cannot be cured);
              (d)   by either Party, by giving written notice to the other Party, if the Closing has not occurred on or before December 31, 2006, except that neither Party will have the right to terminate this Agreement unilaterally if it has failed to use commercially reasonable efforts (to the extent that such obligation is not already subject to a commercially reasonable standard) to fulfill the obligations set forth in Article 10 and such party’s failure to fulfill any of its obligations under this Agreement is the reason for the failure of the Closing to occur by such date; or
              (e)   by either Party if a court of competent jurisdiction or any Governmental Authority has issued a final non-appealable order, decree or ruling, or taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement.
     12.3     Effect of Termination. In the event of the termination of this Agreement pursuant to any paragraph of Section 12.2, the obligations of the Parties to complete the transactions contemplated by this Agreement shall expire and none of the Parties shall have any further obligations under this Agreement. Notwithstanding the foregoing, (a) in the event of the termination of this Agreement pursuant to any paragraph of Section 12.2 that is caused by a breach of a Party, the Party whose breach was the basis for the termination will not be relieved from any liability for its breach hereof, and the other Party will have no further obligations under this Agreement, and (b) the rights and obligations of each Party under Article 11 (Indemnification) will survive and continue, if applicable.
ARTICLE 13
CONFIDENTIALITY
     13.1     Non-Disclosure and Non-Use.
              (a)   Except to the extent expressly authorized by this Agreement or otherwise agreed in writing, Edwards and its Affiliates agree to keep confidential, and not to publish or otherwise disclose or use for any purpose other than as provided for in this Agreement, any Sangamo Confidential Information.
              (b)   Except to the extent expressly authorized by this Agreement or otherwise agreed in writing, Sangamo agrees to keep confidential, and not to publish or otherwise disclose or use for any purpose other than as provided for in this Agreement, any Edwards Confidential Information.

     13.2     Authorized Disclosure.
              (a)   Each Party may disclose Confidential Information of the other Party to the extent such disclosure is required by an order of a court or other government agency or is required to comply with applicable governmental regulations; provided, however, that if a Party is required by court order, law or regulation to make any such disclosures of the other Party’s Confidential Information it will give reasonable advance notice to the other Party sufficient to allow such other Party to seek confidential treatment of such Confidential Information.
              (b)   Edwards may disclose Sangamo Confidential Information, without prior notice to Sangamo, (i) in connection with the performance of the Know-How Transfer described in Section 6.4, to its employees and consultants who need to know such information to perform such Know-How Transfer, and (ii) to existing or potential acquirers or merger candidates, each of whom prior to disclosure must be subject to a binding confidentiality agreement.
              (c)   Sangamo may disclose Edwards Confidential Information, without prior notice to Edwards, (i) in connection with the research, development and manufacture of the Products or in the performance of this Agreement, to its Affiliates, permitted sublicensees, employees, consultants, representatives or agents who need to know such information for such purposes, and (ii) to existing or potential acquirers or merger candidates, potential collaborators, investment bankers, existing or potential investors, venture capital firms or other financial institutions or investors for purposes of obtaining financing, each of whom prior to disclosure must be subject to a binding confidentiality agreement.
     13.3     Publicity. The Parties agree that the public announcement of the execution of this Agreement shall be substantially in the form of the press release to be mutually agreed to by the Parties. Thereafter, either Party may issue any other publication, news release or other public announcement referring to the other Party relating to this Agreement, or such other Party’s performance hereunder, under the License Agreement or under the Research Funding Agreement. Notwithstanding the foregoing, either Party may issue a press release or make other public announcements, without the prior approval of the other Party, if the disclosure concerning this Agreement is limited to text previously approved by the other Party or previously disclosed pursuant to a disclosure permitted by this Section 13.3.
ARTICLE 14
LIMITATIONS ON REMEDIES
     14.1     Consequential Damages. IN NO EVENT WILL EITHER PARTY OR ITS AFFILIATES BE LIABLE FOR SPECIAL, PUNITIVE, TREBLE OR CONSEQUENTIAL DAMAGES, WHETHER BASED ON CONTRACT, TORT OR ANY OTHER LEGAL THEORY; PROVIDED, HOWEVER, THAT THIS LIMITATION WILL NOT LIMIT THE INDEMNIFICATION OBLIGATION OF SUCH PARTY UNDER THE PROVISIONS OF ARTICLE 11 FOR SUCH DAMAGES CLAIMED BY A THIRD PARTY OR A PARTY’S LIABILITY FOR BREACH OF ITS OBLIGATIONS UNDER ARTICLE 13.

     14.2     Remedies. Nothing in this Agreement will limit either Party’s right to seek immediate injunctive or other equitable relief whenever the facts or circumstances would permit a Party to seek such relief in a court of competent jurisdiction.
ARTICLE 15
MISCELLANEOUS
     15.1     Assignment. Neither Party may assign its rights or obligations under this Agreement without the prior written consent of the other Party; provided, however, that either Party may make such an assignment without prior written consent in connection with the merger or acquisition of such Party or the sale of substantially all of its assets. This Agreement shall be binding upon and inure to the benefit of the permitted assigns of the Parties. Any assignment not in accordance with this Agreement shall be void.
     15.2     Notices. All notices hereunder shall be in writing and shall be deemed given if delivered personally or by facsimile transmission (receipt verified), telexed, mailed by registered or certified mail (return receipt requested), postage prepaid, or sent by express courier service, to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice; provided that notices of a change of address shall be effective only upon receipt thereof). Notice shall become effective upon receipt.

If to Sangamo:	Sangamo BioSciences, Inc.
Point Richmond Tech Center
501 Canal Boulevard, Suite A100
Richmond, CA 94804
Attention: Chief Executive Officer
Facsimile: (510) 236-8951

With a copy to:	Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306
Attention: Marya A. Postner, Esq.
Facsimile: (650) 849-7400

If to Edwards:	Edwards Lifesciences LLC
c/o Edwards Lifesciences Corporation
One Edwards Way
Irvine, CA 92614
Attention: General Counsel
Facsimile: (949) 250-6868

With a copy to:	Gibson, Dunn & Crutcher LLP
4 Park Plaza
Irvine, CA 92614
Attention: John M. Williams, Esq.
Facsimile: (949) 475-4673

     15.3     Waiver. Except as specifically provided for herein, the waiver from time to time by either of the Parties of any of their rights or their failure to exercise any remedy shall not operate or be construed as a continuing waiver of same or any other of such Party’s rights or remedies provided in this Agreement.
     15.4     Severability. If any term, covenant or condition of this Agreement or the application thereof to any Party or circumstances shall, to any extent, be held to be invalid or unenforceable, then (a) the remainder of this Agreement, or the application of such term, covenant or condition to the Parties or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and each term, covenant or condition of this Agreement shall be valid and be enforced to the fullest extent permitted by law; and (b) the Parties covenant and agree to renegotiate any such term, covenant or application thereof in good faith in order to provide a reasonably acceptable alternative to the term, covenant or condition of this Agreement or the application thereof that is invalid or unenforceable, it being the intent of the Parties that the basic purposes of this Agreement are to be effectuated.
     15.5     Ambiguities; Interpretation. Ambiguities, if any, in this Agreement shall not be construed against any Party, irrespective of which Party may be deemed to have authored the ambiguous provision. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed, as the context indicates, to be followed by the words “without limitation”.
     15.6     Governing Law; Jurisdiction; Attorneys’ Fees.
              (a)   This Agreement shall be governed by and interpreted under the laws of the State of California, without regard to conflicts of laws, except for questions regarding patents, which shall be resolved in the United States courts having jurisdiction over the matter.
              (b)   The Parties will try to settle their differences amicably between themselves. If any Dispute arises between the Parties, then a Party may notify the other Party in writing of such Dispute. If such Dispute is not resolved within ten (10) days of such notice, the Parties hereby agree to resolve such Dispute by referring the Dispute to their chief executive officers or their designees, for attempted resolution by negotiations within fifteen (15) days after such notice of Dispute is received.
              (c)   In the event the chief executive officers or their designees are unable to resolve such Dispute within the fifteen (15) day period provided for in Section 15.6(b), then either Party may bring an action or suit to resolve such Dispute provided that: (i) the sole forum for resolving such Disputes shall be the state courts located in San Francisco County, California, and each Party hereby irrevocably submits to such exclusive jurisdiction, (ii) EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, and (iii) the prevailing Party in such action or dispute, whether by final judgment, or out of court settlement shall be entitled to recover from the non-prevailing Party all costs and expenses of suit, including actual attorneys’ fees. Any judgment or order entered in any final judgment shall contain a specific provision providing for the recovery of all costs and expenses of suit, including actual attorneys’ fees incurred in enforcing, perfecting and executing such judgment.

     15.7     Headings. The Sections and paragraph headings contained herein are for the purposes of convenience only and are not intended to define or limit the contents of the Sections or paragraphs to which they apply.
     15.8     Facsimile Execution; Counterparts. This Agreement may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
     15.9     Entire Agreement; Amendments.
              (a)   This Agreement, including all addendums, exhibits, schedules and attachments attached hereto, each of which is hereby incorporated hereinto, sets forth all the covenants, promises, agreements, warranties, representations, conditions and understandings between the Parties with respect to the subject matter hereof, and supersedes and terminates all prior agreements and understandings between the Parties with respect to such subject matter. There are no covenants, promises, agreements, warranties, representations, conditions or understandings, either oral or written, between the Parties with respect to such subject matter other than as set forth in this Agreement as described above.
              (b)   No alteration, amendment, change or addition to this Agreement shall be binding upon the Parties hereto unless reduced to writing and signed by the respective authorized officers of the Parties. This Agreement, including the addendums, exhibits, schedules and attachments hereto, is intended to define the full extent of the legally enforceable undertakings of the Parties with respect to the subject matter hereof, and no promise or representation, written or oral, which is not set forth explicitly is intended by either Party to be legally binding. Both Parties acknowledge that in deciding to enter into the Agreements and to consummate the transaction contemplated thereby neither Party has relied upon any statement or representations, written or oral, other than those explicitly set forth herein.
     15.10     Independent Contractors. The status of the Parties under this Agreement shall be that of independent contractors. Neither Party shall have the right to enter into any agreements on behalf of the other Party, nor shall it represent to any person that it has any such right or authority. Nothing in this Agreement shall be construed as establishing a partnership or joint venture relationship between the Parties.
     15.11     Currency. The references in this Agreement to amounts expressed in dollars ($) means United States dollars.
     15.12     Bankruptcy. All rights and licenses granted by Edwards under or pursuant to this Agreement are, and shall otherwise be deemed to be, for purposes of Section 365(n) of Title

11, U.S.C. (the “Bankruptcy Code”), licenses and rights to “Intellectual Property” as defined under Section 101(35A) of the Bankruptcy Code. Edwards agrees that Sangamo, as a licensee of such rights under this Agreement, shall retain and may fully exercise all of its rights and elections under the Bankruptcy Code. Edwards agrees to provide to Sangamo, on or before the Closing Date, current copies of or, if not amenable to copying, detailed descriptions or other appropriate embodiments, of all Assigned Intellectual Property. The Parties further agree that, in the event of the commencement of a bankruptcy proceeding by or against Edwards under the Bankruptcy Code, Sangamo shall be entitled to a complete duplicate of (or complete access to, as appropriate) any such intellectual property and all embodiments of such intellectual property and the same, if not already in its possession, shall be promptly delivered to Sangamo (a) upon any such commencement of a bankruptcy proceeding upon written request therefor by Sangamo, unless Edwards elects to continue to perform all of its obligations under this Agreement, or (b) if not delivered under (a) above, upon the rejection of this Agreement by or on behalf of Edwards upon written request therefor by Sangamo. Any delivery of descriptions or embodiments of the Assigned Intellectual Property pursuant to this Section 15.12 shall not be deemed to effect a transfer of title or other change in ownership or license rights, or to reduce in any respect the payment obligations of Sangamo under this Agreement.
     15.13     Force Majeure. No failure or omission by the Parties in the performance of any obligation of this Agreement shall be deemed a breach of this Agreement or create any liability if the same shall arise from any cause or causes beyond the reasonable control of the Parties, including the following: acts of God; acts or omissions of any government; any rules, regulations or orders issued by any governmental authority or by any officer, department, agency or instrumentality thereof; fire; storm; flood; earthquake; accident; war; rebellion; terrorism; insurrection; riot; and invasion; and provided that such failure or omission resulting from one of the above causes is cured as soon as is practicable after the occurrence of one or more of the above-mentioned causes. The Party claiming force majeure shall notify the other Party with notice of the force majeure event as soon as practicable, but in no event longer than ten (10) business days after its occurrence, which notice shall reasonably identify such obligations under this Agreement and the extent to which performance thereof will be affected.
[Signature Page Follows]

     IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective duly authorized officers.

Edwards Lifesciences LLC
By:	/s/ John H. Kehl, Jr.
	Name:	John H. Kehl, Jr.
	Title:	Corporate Vice President

Sangamo BioSciences, Inc.
By:	/s/ Greg S. Zante
	Name:	Greg S. Zante
	Title:	Vice President, Finance

ARTICLE 1	DEFINITIONS	1
ARTICLE 2	SIGNING DATE ACTIVITIES	9
2.1	SIGNING DATE	9
ARTICLE 3	PURCHASE AND SALE OF ASSETS	9
3.1	PURCHASE AND SALE OF ASSETS	9
3.2	EXCLUDED ASSETS	10
3.3	ASSUMED LIABILITIES	11
3.4	Taxes	12
3.5	Allocation	12
ARTICLE 4	INTELLECTUAL PROPERTY RIGHTS	12
4.1	TRADEMARKS	12
4.2	EDWARDS COVENANT NOT TO ASSERT	12
ARTICLE 5	PAYMENTS	12
5.1	STOCK ESCROW	12
5.2	REGISTRATION RIGHTS	13
5.3	ROYALTIES	16
5.4	MAXIMUM ROYALTIES	16
5.5	ROYALTY REPORTS AND PAYMENTS	17
5.6	PAYMENT METHOD	17
5.7	EXCHANGE RATE	17
5.8	WITHHOLDINGS	17
5.9	RECORDS; AUDIT	17
ARTICLE 6	TRANSITION PERIOD COVENANTS	18
6.1	DELIVERY OF TANGIBLE ASSETS	18
6.2	ADDITIONAL DELIVERIES	18
6.3	CLINICAL TRIAL MATERIALS	19
6.4	KNOW-HOW TRANSFER	19
6.5	EMPLOYEES	19
6.6	ASSUMED CONTRACTS	19
6.7	OBSERVATION RIGHTS	20
6.8	REGULATORY MATTERS	20
6.9	ADVERSE DRUG EXPERIENCES	21
6.10	PRESERVATION OF ASSETS	21

6.11	FURTHER ASSURANCES	21
ARTICLE 7	POST-CLOSING DATE COVENANTS	21
7.1	EDWARDS CONTRACTS	21
7.2	ENROLLED PATIENTS	22
7.3	ADVERSE DRUG EXPERIENCES	22
7.4	REGULATORY MATTERS	22
7.5	New Data and Intellectual Property	22
7.6	POST-CLOSING DELIVERIES	22
7.7	CONSULTING AGREEMENTS	22
ARTICLE 8	REPRESENTATIONS AND WARRANTIES OF EDWARDS	23
8.1	DUE ORGANIZATION	23
8.2	TITLE TO ASSETS	23
8.3	INTELLECTUAL PROPERTY	23
8.4	CLINICAL TRIAL MATERIALS	25
8.5	CONTRACTS	25
8.6	CLINICAL TRIALS	26
8.7	AUTHORITY; BINDING NATURE OF AGREEMENTS	26
8.8	NON-CONTRAVENTION	26
8.9	COMPLIANCE WITH LEGAL REQUIREMENTS; LITIGATION	27
8.10	DOCUMENTS AND RECORDS	27
8.11	DISCLAIMER	27
ARTICLE 9	REPRESENTATIONS AND WARRANTIES OF SANGAMO	27
9.1	DUE ORGANIZATION	28
9.2	AUTHORITY; BINDING NATURE OF AGREEMENT	28
9.3	NON-CONTRAVENTION	28
9.4	CAPITALIZATION	28
9.5	SEC DOCUMENTS AND OTHER REPORTS	29
9.6	ABSENCE OF CERTAIN CHANGES OR EVENTS	29
9.7	COMPLIANCE WITH LEGAL REQUIREMENTS; LITIGATION	29
9.8	ACCESS TO INFORMATION; INDEPENDENT DUE DILIGENCE	30
9.9	DISCLAIMER	30
ARTICLE 10	CONDITIONS PRECEDENT TO CLOSING	30
10.1	CONDITIONS TO OBLIGATIONS OF SANGAMO	30

10.2	CONDITIONS TO OBLIGATIONS OF EDWARDS	31
10.3	CLOSING UPON NOTICE FROM SANGAMO	32
ARTICLE 11	INDEMNIFICATION	32
11.1	SURVIVAL OF REPRESENTATIONS AND COVENANTS	32
11.2	INDEMNIFICATION BY EDWARDS	33
11.3	INDEMNIFICATION BY SANGAMO	34
11.4	NO SETOFF	34
11.5	EXCLUSIVITY OF INDEMNIFICATION REMEDIES	34
11.6	INDEMNIFICATION PROCEDURE FOR THIRD PARTY CLAIMS	34
11.7	INSURANCE	35
ARTICLE 12	TERM AND TERMINATION	36
12.1	TERM	36
12.2	TERMINATION	36
12.3	EFFECT OF TERMINATION	36
ARTICLE 13	CONFIDENTIALITY	37
13.1	NON-DISCLOSURE AND NON-USE	37
13.2	AUTHORIZED DISCLOSURE	37
13.3	PUBLICITY	37
ARTICLE 14	LIMITATIONS ON REMEDIES	38
14.1	CONSEQUENTIAL DAMAGES	38
14.2	REMEDIES	38
ARTICLE 15	MISCELLANEOUS	38
15.1	ASSIGNMENT	38
15.2	NOTICES	38
15.3	WAIVER	39
15.4	SEVERABILITY	39
15.5	AMBIGUITIES; INTERPRETATION	39
15.6	GOVERNING LAW; JURISDICTION; ATTORNEYS’ FEES	39
15.7	HEADINGS	40
15.8	FACSIMILE EXECUTION; COUNTERPARTS	40
15.9	ENTIRE AGREEMENT; AMENDMENTS	40
15.10	INDEPENDENT CONTRACTORS	40
15.11	CURRENCY	41
15.12	BANKRUPTCY	41
15.13	FORCE MAJEURE	41